Exhibit 99.1

Sapiens Launches Decision Analytics, Bringing Real-Time Visibility and Optimization to AI Decisioning

New capability within Sapiens Decision empowers enterprises to monitor, evaluate, and optimize automated decisions with unprecedented transparency and control

Rochelle Park, NJ – October 28, 2025 – Sapiens International Corporation (NASDAQ and TASE: SPNS), a global leader in intelligent SaaS software solutions, today announced the launch of Decision Analytics, a new module within the Sapiens Decision Platform. Decision Analytics provides organizations with real-time visibility into their decision processes and outcomes, enabling business and technology teams to monitor performance, analyze results, and drive continuous optimization.

Decision Analytics captures detailed execution data from decisions, transforming it into actionable intelligence for business and operational users. By connecting decision execution data directly to analytics and business-intelligence environments, Decision Analytics closes the loop between decision design, deployment, and performance measurement, helping enterprises move from reactive reporting to predictive, decision-centered insights.

Capturing and organizing every decision outcome and its underlying logic enables business users to ask questions in natural language, test scenarios, and identify optimization opportunities without technical complexity. It transforms decision-execution data into insight that fuels transparency, accountability, and continuous improvement across the enterprise. Decision Analytics module introduces the foundation for OptimizeAI, which will expand into predictive and prescriptive optimization, moving enterprises from manual tuning to semi-autonomous, data-driven decision improvement.

“Decision Analytics module brings visibility and confidence to every automated decision,” said Roni Al-Dor, CEO and President, Sapiens. “It empowers organizations to understand exactly how and why their systems are making decisions, and to adjust them with precision. This level of explainability and control is essential for enterprises looking to adopt AI responsibly and achieve operational excellence.”

“Decision Analytics module marks a key milestone in our AI roadmap,” added Al-Dor. “With the combined power of ModelAI, for AI-assisted decision modeling; IntegrateAI, for adding ML to declarative decisions; and Decision Analytics, for closing the loop with data science, our customers can author, enrich, and continuously refine decision logic. They will achieve faster, smarter, and more adaptive business outcomes.”

Sapiens Decision is an AI Decisioning Platform that transforms how enterprises design, deploy, and govern automated decisions. Recognized by Forrester as a Leader in The Forrester Wave™: AI Decisioning Platforms, Q2 2025, Sapiens Decision unites declarative decision modeling, analytics, and AI to enable enterprises to compete with faster, more precise, and more adaptable decisions.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global leader in intelligent SaaS-based software solutions. With Sapiens’ robust platform, customer-driven partnerships, and rich ecosystem, insurers are empowered to future-proof their organizations with operational excellence in a rapidly changing marketplace. Our Saas-based solutions help insurers harness the power of AI and advanced automation to support core solutions for property and casualty, workers’ compensation, and life insurance, including reinsurance, financial & compliance, data & analytics, digital, and decision management. Sapiens boasts a longtime global presence, serving over 600 customers in more than 30 countries with its innovative offerings. Recognized by industry experts and selected for the Microsoft Top 100 Partner program, Sapiens is committed to partnering with our customers for their entire transformation journey and is continuously innovating to ensure their success.

For more information, visit https://sapiens.com, or follow us on LinkedIn.

On August 12, 2025, Sapiens announced that it entered into a definitive agreement to be acquired by Advent, a leading global private equity investor, for $43.50 per common share in cash, valuing Sapiens at approximately $2.5 billion.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Investor Relations, Sapiens
Mobile: +1 917 533 4782
Email: Yaffa.cohen-ifrah@sapiens.com